File No. 82-34729

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUS[redacted]

04010022

February 19, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities - New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Department of Provincial Affairs
Securities Commission of Newfoundland
Toronto Stock Exchange - Market Services

Dear Sir/Madam:

Re: Notice of Meeting and Record Date
Legacy Hotels Real Estate Investment Trust - LGY.UN

Pursuant to National Instrument 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer*, we advise the following:

Date fixed for the Meeting:	April 22, 2004
Record Date for Notice:	March 16, 2004
Record Date for Voting:	March 16, 2004
Beneficial Ownership Determination Date:	March 16, 2004
Classes of securities entitled to receive Notice of the Meeting:	Trust Units
Classes of securities entitled to vote At the Meeting:	Trust Units
Business to be conducted at the Meeting:	Annual and Special (Non-Routine)
CUSIP:	524919107 and 524919305

dlw 2/24

Yours very truly,

Sari Diamond

Sari L. Diamond
Secretary

cc: Securities and Exchange Commission

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

File No. 82-34729

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

February 19, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities - New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Department of Provincial Affairs
Securities Commission of Newfoundland
Toronto Stock Exchange - Market Services

Dear Sir/Madam:

Re: Notice of Meeting and Record Date
Legacy Hotels Real Estate Investment Trust - LGY.UN

Pursuant to National Instrument 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer*, we advise the following:

Date fixed for the Meeting:	April 22, 2004
Record Date for Notice:	March 16, 2004
Record Date for Voting:	March 16, 2004
Beneficial Ownership Determination Date:	March 16, 2004
Classes of securities entitled to receive Notice of the Meeting:	Trust Units
Classes of securities entitled to vote At the Meeting:	Trust Units
Business to be conducted at the Meeting:	Annual and Special (Non-Routine)
CUSIP:	524919107 and 524919305

Yours very truly,

Sari Diamond

Sari L. Diamond
Secretary

cc: Securities and Exchange Commission

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601